EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

November 14, 2013

ITEM 3.               NEWS RELEASE

Issued November 14, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of Underwriters whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,500,000 flow-through common shares of the Company at a price of $11.17 per Flow-Through Common Share for gross proceeds of $16.8 million.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of underwriters, led by Stonecap Securities Inc. and including National Bank Financial Inc. whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,500,000 flow-through common shares of the Company at a price of $11.17 per Flow-Through Common Share for gross proceeds of $16.8 million (the “Offering”).

The proceeds will be used for exploration and development at the Company’s KSM project.

The Offering is scheduled to close on December 10, 2013, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.               OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.               EXECUTIVE OFFICER

Contact:  Rudi Fronk, Chief Executive Officer
Telephone:  (416) 367-9291

ITEM 9.               DATE OF REPORT

November 15, 2013

ANNEX A
Seabridge Gold Inc.
News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 14, 2013

Seabridge Arranges $16.8 Million Bought Deal Flow-Through Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announces that it has entered into an agreement with a syndicate of underwriters, led by Stonecap Securities Inc. ("Stonecap") and including National Bank Financial Inc. (collectively, the "Underwriters"), whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,500,000 flow-through common shares (the "Flow-Through Common Shares") of the Company at a price of $11.17 per Flow-Through Common Share (a 22.5% premium to today's closing price on the TSX) for gross proceeds of $16.8 million (the "Offering"). Stonecap Securities Inc. and Cowen and Company, L LC are acting as financial advisors to the Company on this transaction.

The gross proceeds from the Offering will be used to fund exploration and development at the Company's 100% owned KSM Project in north western British Columbia, Canada and in particular to follow up on this year's extraordinary Deep Kerr discovery where an initial resource estimate i s now being prepared.

Seabridge Chairman and CEO Rudi Fronk noted that "the best results at Deep Kerr came at the end of this year's program. As we moved to the north, we found a definite trend towards a broader zone with richer gold and copper grades, including hole K -13-34 which intersected 640 meters of 0.85% copper and 0.42 g/T gold. Next year's program will  focus on this area, which is open along strike and at depth and where higher grade tonnage could be added quickly. Based on this year's results, we are confident that Deep Kerr will prove to be a very large deposit", he said.

"This financing enables us to commit the necessary resources for additional drilling in 2014 at Deep Kerr and other higher grade targets. We expect this work to generate additional gold and copper resources which will more than offset the share dilution involved, just as we expect the initial Deep Kerr resource now in preparation to more than offset the shares issued to fund this year's program. Growing gold ownership per share continues to be a key objective for Seabridge", Fronk stated.

The Offering is being made by way of private placement to accredited investors in Canada The Offering is scheduled to close on or about December 10, 2013, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

Seabridge holds a 100% interest in several North American gold resource projects The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to US. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards dqfer significantly from the requirements of the US. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to quickly adding higher grade tonnage, the size of Deep Kerr and whether resources will more than offset dilution. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the   forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2012 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the US. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net